[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

August 31, 2017

VIA EDGAR

Anu Dubey

Kenneth Ellington

Division of Investment Management

Disclosure Review Office

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	Ellsworth Growth and Income Fund Ltd.
(File Nos. 333-219322 & 811-04656)

Dear Ms. Dubey and Mr. Ellington:

Thank you for your oral comments provided on August 25, 2017 regarding your review of Pre-Effective Amendment No. 1 to the registration statement on Form N-2 filed on August 22, 2017 (the “Registration Statement”) by Ellsworth Growth and Income Fund Ltd. (the “Fund”) with the U.S. Securities and Exchange Commission (the “Staff”). The Fund has considered your comments and authorized us to respond on its behalf as set forth below. Changes will be reflected in the definitive base prospectus filed with the first takedown from the Registration Statement (the “Definitive Base Prospectus”), or in the first post-effective amendment to the Registration Statement (“Post-Effective Amendment No.1”), as applicable.

Your oral comments are summarized in bold to the best of our understanding, followed by the Fund’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

* * * * * * *

Anu Dubey

Kenneth Ellington

August 31, 2017

Comments and Responses

1.	Please represent that the Fund will make changes to its securities lending disclosure consistent with the comments provided by the Staff in connection with shelves filed by other funds in the Fund’s fund complex.

The Fund represents that it will make the requested changes in the Definitive Base Prospectus under the heading “Loans of Portfolio Securities Risk (Non-Principal).” A form of such disclosure is attached hereto as Appendix A.

2.	The Registration Statement states that the Fund may offer subscription rights to purchase common and preferred shares together. Please add an undertaking in Item 34 that the Fund undertakes to only offer rights to purchase common and preferred shares together after a post-effective amendment to the Registration Statement relating to such rights has been declared effective. The Fund may respond to this comment by making the undertaking in a response letter to the Staff and representing that it will include the undertaking in Post-Effective Amendment No. 1.

The Fund undertakes to only offer subscription rights to purchase both common and preferred shares together after a post-effective amendment to the registration statement relating to such an offering has been declared effective.

The Fund represents that it will include the foregoing undertaking in Post-Effective Amendment No. 1.

3.	In the Prospectus Summary under “Preferred Shares,” please clarify that the referenced options transactions are the only other relevant “investment management techniques” referenced.

The Fund will revise the referenced disclosure to read as follows in the Definitive Base Prospectus:

The Fund may also engage in investment management techniques (i.e., the writing of options) which will not be considered senior securities if the Fund establishes a segregated account with cash or other liquid assets or sets aside assets on the accounting records equal to the Fund’s obligations in respect of such techniques; the Fund does not intend to use any such investment management techniques other than options transactions as described herein. See “Investment Objective and Policies—Certain Investment Practices—Options.”

Anu Dubey

Kenneth Ellington

August 31, 2017

4.	In your response letter, please describe to us the accounting treatment of offering costs and sales loads in connection with offerings of preferred shares; specifically, please discuss the accounting treatment of the difference between the liquidation preference of the preferred shares on the Fund’s balance sheet and the proceeds received from the issuance of preferred shares by the Fund.

The Fund supplementally informs the Staff that the offering costs and sales load related to offerings of preferred shares are accounted for as reductions in paid-in capital.

5.	Under the “Risk Factors and Special Considerations” heading, please add disclosure to the introductory sentence noting that “principal” and “non-principal” risk factors are identified as such.

The Fund will revise the referenced disclosure to read as follows in the Definitive Base Prospectus:

Investors should consider the following risk factors and special considerations associated with investing in the Fund, each of which are noted as either a “principal” risk or a “non-principal” risk:

6.	Please represent in your response letter that there are no other fees associated with the Fund’s dividend reinvestment plan that are not disclosed in the fee table under “Summary of Fund Expenses.”

The Fund represents that there are no other fees associated with the Fund’s dividend reinvestment plan other than those disclosed in the fee table under “Summary of Fund Expenses.”

7.	The Staff notes the Fund’s response to Comment #20 in the Fund’s letter dated August 22, 2017. Notwithstanding the Fund’s response, the Staff believes that the Fund’s fundamental policy regarding the making of loans should be modified in light of Section 8(b)(1)(G) of the 1940 Act and Item 17.2.h. of Form N-2. Please represent in your response letter that the Fund will propose to shareholders, at its next annual meeting, an amendment to its fundamental policy regarding the making of loans.

The Fund represents that it will not modify its non-fundamental policy regarding the making of loans without first obtaining shareholder approval in the manner contemplated by section 13(a)(2) of the 1940 Act. The Fund will add disclosure to this effect to the Statement of Additional Information incorporated by reference into the Definitive Base Prospectus.

Anu Dubey

Kenneth Ellington

August 31, 2017

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Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon

Anu Dubey

Kenneth Ellington

August 31, 2017

Appendix A

Securities Lending Disclosure

Consistent with applicable regulatory requirements and the Fund’s investment restrictions, the Fund may lend its portfolio securities to securities broker-dealers or financial institutions, provided that such loans are callable at any time by the Fund (subject to notice provisions described below), and are at all times collateralized by cash or cash equivalents which are maintained at all times in an amount equal to at least 100% of the market value, determined daily, of the loaned securities. The advantage of such loans is that the Fund continues to receive the income on the loaned securities while at the same time earns interest on the cash amounts deposited as collateral, which will be invested in short term highly liquid obligations. The Fund will not lend its portfolio securities if such loans are not permitted by the laws or regulations of any state in which its shares are qualified for sale. The Fund’s loans of portfolio securities will be collateralized in accordance with applicable regulatory requirements, which means that “cash equivalents” accepted as collateral will be limited to securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities or irrevocable letters of credit issued by a bank (other than a borrower of the Fund’s portfolio securities or any affiliate of such borrower) which qualifies as a custodian bank for an investment company under the 1940 Act. The Fund’s ability to lend portfolio securities may be limited by rating agency guidelines (if any).

A loan may generally be terminated by the borrower on one business day’s notice, or by the Fund at any time thereby requiring the borrower to redeliver the borrowed securities within the normal and customary settlement time for securities transactions. If the borrower fails to deliver the loaned securities within the normal and customary settlement time for securities transactions, the Fund could use the collateral to replace the securities while holding the borrower liable for any excess of replacement cost over the value of the collateral pledged by the borrower. As with any extensions of credit, there are risks of delay in recovery and in some cases even loss of rights in the collateral should the borrower of the securities violate the terms of the loan or fail financially. However, these loans of portfolio securities will only be made to firms deemed by the Investment Adviser to be creditworthy and when the income which can be earned from such loans justifies the attendant risks. The Board will oversee the creditworthiness of the contracting parties on an ongoing basis. Upon termination of the loan, the borrower is required to return the securities to the Fund. Any gain or loss in the market price during the loan period would inure to the Fund.

Anu Dubey

Kenneth Ellington

August 31, 2017

The risks associated with loans of portfolio securities are substantially similar to those associated with repurchase agreements. Thus, if the counterparty to the loan petitions for bankruptcy or becomes subject to the United States Bankruptcy Code, the law regarding the rights of the Fund is unsettled. As a result, under extreme circumstances, there may be a restriction on the Fund’s ability to sell the collateral and the Fund would suffer a loss. Moreover, because the Fund will reinvest any cash collateral it receives, as described above, the Fund is subject to the risk that the value of the investments it makes will decline and result in losses to the Fund. These losses, in extreme circumstances such as the 2007-2009 financial crisis, could be substantial and have a significant adverse impact on the Fund and its shareholders.

When voting or consent rights which accompany loaned securities pass to the borrower, the Fund will follow the policy of calling the loaned securities, to be delivered within one day after notice, to permit the exercise of such rights if the matters involved would have a material effect on the Fund’s investment in such loaned securities. The Fund will pay reasonable finder’s, administrative and custodial fees in connection with a loan of its securities, and may also pay fees to one or more securities lending agents and/or pay other fees or rebates to borrowers.